December 22, 2011
Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:	Rule 17f-2 PNC Funds Registration No. 811-04416, CIK No. 0000778202
Ladies and Gentlemen:
On behalf of our client, PNC FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated November 25, 2011, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2010.
Yours truly,
/s/ Rajan Chari
Rajan Chari
Partner
Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of PNC Funds (formerly Allegiant Funds):
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the PNC Funds (formerly Allegiant Funds) (the “Funds”), comprised of Balanced Allocation Fund, International Equity Fund, Large Cap Core Equity Fund, Large Cap Growth Fund, Large Cap Value Fund, Mid Cap Value Fund, Multi-Factor Small Cap Core Fund, Multi-Factor Small Cap Growth Fund, Multi-Factor Small Cap Value Fund, S&P 500 Index Fund, Small Cap Core Fund, Bond Fund, Government Mortgage Fund, High Yield Bond Fund, Intermediate Bond Fund, Limited Maturity Bond Fund, Total Return Advantage Fund, Ultra Short Bond Fund, Intermediate Tax Exempt Bond Fund, Maryland Tax Exempt Bond Fund, Michigan Intermediate Municipal Bond Fund, Ohio Intermediate Tax Exempt Bond Fund, Pennsylvania Intermediate Municipal Bond Fund, Tax Exempt Limited Maturity Bond Fund, Government Money Market Fund, Money Market Fund, Ohio Municipal Money Market Fund, Pennsylvania Tax Exempt Money Market Fund, Tax Exempt Money Market Fund and Treasury Money Market Fund, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2010, and from November 30, 2009 (the date of our last examination) through May 31, 2010. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2010, and with respect to agreement of security purchases and sales, for the period from November 30, 2009 (the date of our last examination) through May 31, 2010:
•	Count and inspection of all securities located in the vault of Bank of New York Mellon on behalf of PFPC Trust Co. (the “Custodian” of the Funds), without prior notice to management;

•	Confirmation of all securities held by institutions in book entry form on behalf of the Custodian by The Depository Trust Company, Citigroup and The Federal Reserve Bank of Boston;
•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, securities lending agent and/or transfer agents;
•	Reconciliation of all such securities to the books and records of the Funds and the Custodian;
•	Confirmation or verification of the subsequent settlement to cash records provided by the Custodian of all repurchase agreements with brokers/banks and reconciliation of underlying collateral to the Funds’ records; and
•	Agreement of fourteen security purchases and twelve security sales or maturities since our last report from the books and records of the Funds to trade authorizations provided by the Custodian.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2010, and from November 30, 2009 (the date of our last examination) through May 31, 2010, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
November 25, 2011

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of the PNC Funds (formerly Allegiant Funds), including Balanced Allocation Fund, International Equity Fund, Large Cap Core Equity Fund, Large Cap Growth Fund, Large Cap Value Fund, Mid Cap Value Fund, Multi-Factor Small Cap Core Fund, Multi-Factor Small Cap Growth Fund, Multi-Factor Small Cap Value Fund, S&P 500® Index Fund, Small Cap Core Fund, Bond Fund, Government Mortgage Fund, High Yield Bond Fund, Intermediate Bond Fund, Limited Maturity Bond Fund, Total Return Advantage Fund, Ultra Short Bond Fund, Intermediate Tax Exempt Bond Fund, Michigan Intermediate Municipal Bond Fund, Ohio Intermediate Tax Exempt Bond Fund, Pennsylvania Intermediate Municipal Bond Fund, Government Money Market Fund, Money Market Fund, Ohio Municipal Money Market Fund, Pennsylvania Tax Exempt Money Market Fund, Tax Exempt Money Market Fund and Treasury Money Market Fund, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2010, and from November 30, 2009 (the date of our last examination) through May 31, 2010.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2010, and from November 30, 2009 (the date of our last examination), through May 31, 2010, with respect to securities reflected in the investment account of the Funds.
/s/ Kevin McCreadie
Kevin A. McCreadie, President
/s/ John Kernan
John Kernan, Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-04416 (PNC Funds)	Date examination completed: November 25, 2011
2.	State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement: PNC FUNDS
4.	Address of principal executive officer (number, street, city, state, zip code): Two Hopkins Plaza, Baltimore, MD 21201